CERTAIN CONFIDENTIAL PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LOXO ONCOLOGY, INC. FOR THE OMITTED PORTIONS PURSUANT TO 17 CFR 200.83, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR.  THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER DELIVERED TO THE DIVISION OF CORPORATE FINANCE FOR EASE OF IDENTIFICATION.

July 14, 2014

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel – Assistant Director
Kathleen Krebs – Special Counsel
Paul Fischer – Attorney Advisor

Re:	Loxo Oncology, Inc.
Registration Statement on Form S-1
Filed June 30, 2014
File No. 333-197123

Ladies and Gentlemen:

We are submitting this supplemental letter on behalf of Loxo Oncology, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-197123), filed on June 30, 2014 (the “Registration Statement”), and to specifically address valuation considerations related to the Company’s recent equity awards in March, June and July 2014.  Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.  For the convenience of the Staff, we are providing to the Staff by hand delivery copies of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY LOXO ONCOLOGY, INC.

LOXO-01

The Company supplementally advises the Staff that on July 14, 2014, representatives of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, the lead underwriters for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, that they would recommend a preliminary price range of $[****] to $[****] for this offering.  Please note that the aforementioned price range does not yet take into account the effectiveness of a possible forward stock split (the “Stock Split”) that may be effected prior to filing the Company’s preliminary prospectus with the price range. All share numbers and per share prices contained in this letter are presented as if the Stock Split has not yet been effected. The Company also notes that it currently expects to include a $2.00 price range within its post-Stock Split range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company.  The Company initiated formal discussions with potential underwriters regarding the offering in April 2014.  The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company.

The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

The Company supplementally advises the Staff that, as described beginning on page 60 of the Registration Statement, the Company performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) and the Compensation Committee of the Board (the “Committee”) in determining the common stock’s fair value for purposes of granting stock-based awards. The Board and Committee also consider numerous objective and subjective factors, including the factors set forth on pages 60 and 61 of the Registration Statement, the expectations for the Company’s initial public offering and the most recent valuation reports prepared by an independent third-party valuation specialist. The Board and Committee, as applicable, also determine that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and Committee’s, as applicable, and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On March 4, 2014, the Company granted options to purchase an aggregate of 45,548 shares of common stock to certain of its employees at an exercise price of $1.85 per share.  On June 19, 2014, the Company granted options to purchase an aggregate of 376,066 shares of common stock to certain of its employees at an exercise price of $5.70 per share.  On July 9, the Company granted options to purchase an aggregate of 131,060 shares of common stock to certain of its employees at an exercise price of $11.15 per share. The Company has not granted any other equity awards subsequent to July 9, 2014. At the time the equity grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $2.98 per

CONFIDENTIAL TREATMENT REQUESTED BY LOXO ONCOLOGY, INC.

LOXO-02

share for the March 4, 2014 option grants, $5.70 per share for the June 19, 2014 option grants and $11.15 per share for the July 9, 2014 option grants.

The Board based its determination of the fair value of the Company’s common stock on March 4, 2014 on the factors and assumptions described on page 61 of the Registration Statement and on the valuation report that the Company received on November 7, 2013 from its third-party valuation specialist (the “November Valuation Report”), which concluded that, as of September 30, 2013, the fair value of the Company’s common stock was $1.85 per share.  Subsequent to the issuance of these stock options and with the assistance of its third-party valuation specialist, the Company completed a valuation as of April 30, 2014 and in connection with the Company’s Series B convertible preferred stock issuance that closed in April 2014, which it received on June 4, 2014 (the “June Valuation Report”).  The June Valuation Report included a hybrid approach (the “Hybrid Method”), which combined the concepts of the option pricing method and the Probability-Weighted Expected Return Method (“PWERM”) in a single framework.  A weighted average of 75 percent was placed on the valuation of $2.98 per share calculated using the option pricing method and 25 percent on the valuation of $13.84 per share calculated using PWERM resulted in a valuation of $5.70 per share.  The Hybrid Method used assumptions provided by Company management regarding the possible timing and price range of an initial public offering, including an estimated probability of successfully completing an initial public offering during Q2 or Q3 2014.  Such assumptions were based on various factors, including the uncertain condition of financial markets.

Subsequent to the issuance of the March 4, 2014 option grants, the Company determined that it would be more appropriate to calculate the fair value of the common stock on March 4, 2014 by retrospectively applying the $2.98 per share valuation determined through the option pricing method rather than the Hybrid Method under the June Valuation Report.  The Company’s decision to retroactively apply the option pricing method valuation  was based on the fact that as of March 4, 2014 (i)  the Company had filed with the United States Food and Drug Administration an Investigational New Drug Application for LOXO-101, and this represented an inflection point that resulted in incremental fair value for the Company’s common stock when compared to the fair value of the common stock as of December 2013, but (ii) the Company had not yet initiated the process of preparing for an initial public offering, and had not yet held any organizational or other preparatory meetings with underwriters.

The Board based its determination of the fair value of the Company’s common stock on June 19, 2014 on the factors described in the proposed disclosure set forth below in this letter and on the June Valuation Report, which concluded that, as of April 30, 2014, the fair value of the Company’s common stock was $5.70 per share; and the Committee’s evaluation of the assumptions and analysis underlying the June Valuation Report, and determination that such assumptions and analysis remained reasonably accurate as of June 19, 2014, and that the valuation arrived at in such June Valuation Report continued to represent a reasonable estimate of the fair value of the Company’s common stock as of June 19, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY LOXO ONCOLOGY, INC.

LOXO-03

The Board based its determination of the fair value of the Company’s common stock on July 9, 2014 on the factors described in the proposed disclosure set forth below in this letter and on the valuation report as of June 30, 2014 that the Company received on July 8, 2014 from its third-party valuation specialist (the “July Valuation Report”, and together with the November Valuation Report and the June Valuation Report, the “Valuation Reports”), which concluded that, as of June 30, 2014, the fair value of the Company’s common stock was $11.15 per share; and the Committee’s evaluation of the assumptions and analysis underlying the July Valuation Report, and determination that such assumptions and analysis remained reasonably accurate as of July 9, 2014, and that the valuation arrived at in such July Valuation Report continued to represent a reasonable estimate of the fair value of the Company’s common stock as of July 9, 2014.

The Company believes that the Valuation Reports, and the Board’s determination of the fair value of the Company’s common stock as of March 4, 2014 (as subsequently determined), June 19, 2014 and July 9, 2014, were based on assumptions that were appropriate for valuing the common stock of a private company at those respective dates.

The Company respectfully informs the Staff that management estimated a $13.84 per share price in the “IPO Scenario” for the June Valuation Report and a $14.72 per share price in the “IPO Scenario” for the July Valuation Report, each of which represented management’s estimate based on recent IPO pricing data from comparable companies.  The July Valuation Report reflected an estimated probability of successfully completing an initial public offering during Q3 2014.

However, the Company advises the Staff that in light of the close proximity in time of the June and July equity issuances and the upcoming filing of a pre-effective amendment to the Registration Statement that will include a bona fide preliminary price range, solely for financial accounting purposes, the Company will reassess the fair value to be the midpoint of such preliminary price range in determining share-based compensation expense for the equity issuances made in June and July 2014.  The Company believes that in light of the selection of its underwriters in April 2014 and the formal commencement of the initial public offering process in mid-May 2014, it would be appropriate to re-evaluate the fair value determinations solely for financial accounting purposes in determining share-based compensation expense for those equity grants made subsequent to the commencement of the initial public offering process.

The Company supplementally advises the Staff that in the pre-effective amendment to the Registration Statement that will include a bona fide preliminary price range, the Company will revise its disclosure on pages 60 and 61 of the Registration Statement as follows:

“The following table sets forth information about our stock option grants from May 9, 2013 (date of inception) to July 9, 2014:

CONFIDENTIAL TREATMENT REQUESTED BY LOXO ONCOLOGY, INC.

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Date of Issuance	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Common Share		Estimated Fair Value of Options per Share
November 15, 2013	193,237	$1.85		$1.85		$1.33
December 17, 2013	242,643	$1.85		$1.85		$1.47
March 4, 2014	45,548	$1.85		$2.98		$2.40
June 19, 2014	376,066	$5.70	$		$
July 9, 2014	131,060	$11.15	$		$
	988,554

In addition, the Company will also include the following disclosure in the amendment to the Registration Statement:

“On June 19, 2014, our board of directors granted 376,066 stock options with an exercise price of $5.70 per share.  In determining the exercise price per share, we utilized the independent valuation as of April 30, 2014, and a hybrid method combining the concepts of the option pricing method and the Probability-Weighted Expected Return Method, or PWERM, in a single framework.  This hybrid method resulted in a valuation of $5.70 per common share.  The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class.  PWERM estimates the common stock value to our stockholders under possible future scenarios. The value per share under each scenario is then probability weighted and the resulting weighted values per share are summed to determine the fair value per share of our common stock. In the IPO scenarios, it is assumed that all outstanding shares of our preferred stock will convert into common stock. Over time, as we achieve certain company-related milestones, the probability of each scenario is evaluated and adjusted accordingly.  This hybrid method employs the concepts of the PWERM for a range of exit scenarios and the option pricing method for scenarios where the company remains private.

On July 9, 2014, our board of directors granted 131,060 stock options with an exercise price of $11.15 per share. In determining the exercise price per share, we utilized an independent valuation as of June 30, 2014, and the hybrid method described above.

We have determined, after consultation with the underwriters, that our anticipated initial offering price range as reflected in this prospectus is $       to $        per share.  At the time that the June and July 2014 option grants were approved, our board of directors determined that the fair value of the shares of our common stock underlying such equity grants was $5.70 per share for the June 19,

CONFIDENTIAL TREATMENT REQUESTED BY LOXO ONCOLOGY, INC.

LOXO-05

2014 option grants and $11.15 for the July 9, 2014 option grants, which were based on the valuation of our common stock as described above.  In light of the preliminary initial public offering price range on the cover of this prospectus, we have reassessed the fair value, solely for financial accounting purposes in determining share-based compensation expense for equity issuances made on these dates. As a result, we have determined that the deemed fair value of awards made on June 19, 2014 and July 9, 2014 was $        per share, which is equal to the midpoint of the initial public offering price range reflected in this prospectus.

We expect to recognize total compensation expense of approximately $         million for grants made subsequent to March 31, 2014, which is expected to be recognized during the years ending December 31, 2014, 2015, 2016, 2017 and 2018.  In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees.”

* * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY LOXO ONCOLOGY, INC.

LOXO-06

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,
FENWICK & WEST LLP

/s/ Matthew S. Rossiter

Matthew S. Rossiter

cc:                                Joshua H. Bilenker, MD, President and Chief Executive Officer

Dov A. Goldstein, MD, Chief Financial Officer

Loxo Oncology, Inc.

Effie Toshav, Esq.

Robert A. Freedman, Esq.

Fenwick & West LLP

Mark A. Spelker

CohnReznick LLP

Bruce K. Dallas, Esq.

Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY LOXO ONCOLOGY, INC.

LOXO-07